Date: January 30, 2009

Mr. Stephen Krikorian, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

FAX: (202) 772-9210

Re:	MSC.Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement filed April 17, 2008

File No. 001-08722

Dear Mr. Krikorian,

On behalf of MSC.Software Corporation, (the “Company”), set forth below is our response to your comment letter dated December 30, 2008 (the “Comment Letter”) in reference to File No. 0001-08722 MSC.Software Corporation Form 10k for the Fiscal Year Ended December 31, 2007 and the Definitive Proxy Statement filed April 17, 2008.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Overview, page 19

1. You state on page 19 that “(y)ou operate (y)our business in…The Americas (North America and Latin America), EMEA (Europe, Middle East and Africa)…” However, you do not identify in the Form 10-K the specific countries in those regions where you do business. Cuba, Iran, Syria, and Sudan, countries generally understood to be included in the named regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Cuba, Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

Our internal policies forbid sales of our products and services to these countries or any customer in these countries. We have not had nor do we anticipate having any business contacts or arrangements with the governments of Cuba, Iran, Syria, or Sudan, or any other entity doing business in these countries.

Critical Accounting Policies, page 22

Valuation of Goodwill, Intangibles, and Long-Lived Assets, page 24

2. We note your disclosure surrounding what management considers the most critical accounting policies and estimates with respect to the fair value of a reporting unit that is estimated using discounted cash flow and market multiple methodologies. Tell us, and revise future filings to discuss the weighting of these methodologies, key assumptions and sensitivity analyses. Refer to Section V of Release No. 34-48960.

Response

The fair value of our reporting units has been determined using an average of the fair values calculated under (i) a discounted cash flow (income) approach and (ii) a market multiple (market) approach. Each of these approaches was given a 50% weighting in the determination of fair value. This weighting is consistent with prior years.

The key assumptions used under the discounted cash flow approach for 2007 were as follows:

•	A discount rate of 16% based on a weighted average cost of capital (WACC)

•	A terminal multiple of 6.5x based on an analysis of peer company data

•	A long-term terminal growth rate of 5%

The key assumptions used under the market multiple approach for 2007 were as follows:

•	Revenue multiples of 2.5x -2.75x based on an analysis of peer company data

•	Earnings before income taxes and depreciation and amortization and stock option expense (EBITDAO) multiples of 9x-12x based on an analysis of peer company data

•	A control premium of 20% based on recent acquisitions in our industry

The determination of fair value of our reporting units is sensitive to changes in these key assumptions. For example, a change in our discount rate from 16% to 17% decreases the fair value of the software reporting unit by approximately $20,000,000; and a change in our control premium from 20% to 15% decreases the fair value of the software reporting unit by approximately $12,000,000.

As of October 1, 2007 (our testing date), our reporting units had an aggregate fair value of $609,000,000, which exceeded the aggregate book value by $295,100,000.

We believe that reasonable changes in any of these assumptions would not have resulted in an impairment of the book value of our reporting units as of our testing date. In addition, the aggregate fair value of our reporting units was comparable to our market capitalization (based on diluted shares) of $625,100,000 as of October 1, 2007.

In future filings we will incorporate the essence of this discussion and will discuss material changes in our assumptions from prior periods in our Critical Accounting Policies in accordance with Section V of Release No. 34-48960.

Software Revenue, page 29

3. We note that your software revenue decreased 14.8% and 22.8% in 2007 and 2006, respectively. Among other factors, you disclose for both years that the transitioning from engineering tools and enterprise products and solutions has generally lengthened your sales cycle. In light of the fact that this transition has impacted two years of results, consider discussing the average sales cycle of your enterprise products and solutions and if your trend of decreasing software revenue is anticipated in the near future. Similarly, consider providing a discussion if you anticipate maintenance revenue to continue to be your largest source of revenue. Refer to Section III.B.1&3 of Release No. 34-48960.

Response

In future filings we will incorporate your comments and will include in our discussion more forward looking data in accordance with Section III.B.1&3 of Release No. 34-48960.

We will discuss in greater detail our anticipated software revenue trends based on all relevant factors and metrics as well as any future factors we anticipate, assuming all of these items are reasonably determinable and significant.

We do anticipate that our maintenance revenue in the near term will continue to represent the majority of our revenues and based on the actual facts and circumstances we intend to include a paragraph similar to the following in our future filings:

Our software is used in critical design applications by original equipment manufacturers and their key suppliers in many industries, primarily Automotive and Aerospace. We have long-term relationships with these customers who rely on our software support services on an ongoing basis, which results in high maintenance renewal rates. We are in a transition period with our software products as discussed in the “2007 Highlights” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, which has impacted our license revenues causing these revenues to decline as a percentage of total revenues. Accordingly, maintenance has been, and we believe will continue to be, our largest source of revenue in the near term.

Services Revenue, page 29.

4. You indicate that services revenue in 2007 decreased by 21.0% and in 2006 decreased by 24.4%, both substantially due to the nature, size and timing of consulting and training arrangements provided to your larger global accounts and the decision to discontinue certain low value services. It appears that there is a trend of decreased revenues in this regard. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. In preparing future MD&A, consider discussing the likelihood that services revenue will continue to decrease as a result of the aforementioned factors, to the extent material. Refer to Section III.B.3 of Release No. 34-48960.

Response

In future filings we will incorporate your comments and will include in our discussion identifiable trends and more forward looking data assuming the forward looking data is reasonably determinable and significant with respect to our services revenues in accordance with Section III.B.3 of Release No. 34-48960.

Liquidity and Capital Resources, page 34

5. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. For example, you identify favorable changes in deferred revenue of $18.4 million, lower accounts payable of $2.7 million and accrued liabilities of $1.8 million, but do not discuss the nature of these fluctuations. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 34-48960.

Response

Net income (loss), adjusted for non-cash items including depreciation and amortization and stock-based compensation, is the primary driver of our operating cash flows. Our operating cash flows are also impacted by changes to operating assets and liabilities resulting from the timing of bookings of sales orders, collections on trade accounts receivable, and the timing of payments of accounts payable and other current liabilities. From time to time other items may impact our operating cash flows but we believe the aforementioned are the most important components. How these factors change and their effect on our operating cash flows is discussed below.

The Company has kept the amount it spends for capital equipment relatively constant for the periods presented and accordingly depreciation and amortization expense has been relatively stable. We expect to closely monitor capital expenditures in the future and consequently expect our depreciation and amortization expense to remain stable or decrease slightly in future periods.

The Company continues to believe that its employees are incented by stock-based equity awards. In the future we will continue granting theses equity awards and expect to continue to recognize stock-based compensation charges in the future, which will result in continued non-cash charges that are added back to net income (loss) for purposes of calculating operating cash flows.

We closely monitor our trade accounts receivable and actively manage collections from our customers. Recently, our sales levels have been flat to slightly down and as a consequence our trade accounts receivable have not increased nor decreased notably in the past year. As a result, the impact on operating cash flow has not been significant. Additionally, there has not been a change in our payment terms or billing practices that would result in a fluctuation of our accounts receivable.

Deferred revenue can fluctuate based on the timing and nature of our bookings as well as the timing of the recognition of the related revenue. Software bookings can be deferred or recognized in different years due to a variety of factors when applying SOP-97-2. The cash for those bookings however is received within the terms of the contract. Our annual customer maintenance renewal contracts are recorded as deferred revenue upon the signing of the maintenance contract by the customer and are recognized over the life of the contract. However, the cash is received shortly after the maintenance is renewed. The following table shows the balances in deferred revenues as of December 31, 2005, 2006 and 2007 (in $000’s):

	2005	2006	2007
Deferred Maintenance Revenue	$51,905	$51,317	$52,896
Deferred License Revenue	36,377	25,101	26,440
Deferred Services and Other Revenue	6,343	1,771	1,248
Total Deferred Revenue	$94,625	$78,189	$80,584

Deferred revenue decreased in 2006 by $16.4 million due to more software and services revenue being recognized than booked. The primary factor driving this decrease was lower license and services bookings in 2006 due to the transition from selling tools to enterprise solutions and the change in focus of the services business, as more fully discussed elsewhere in our Management’s Discussion and Analysis of Financial Conditions and Results of Operations. Deferred revenues were essentially unchanged from December 31, 2006 to December 31, 2007.

We have not changed our revenue recognition policies or procedures nor have we altered our booking practices from prior years.

The timing and payment of trade payables and accruals is dependent on the level of expenditures in any given period and can vary based upon business activity. We pay our vendors within the terms of the purchase arrangement and accordingly the balance of trade payables and accruals vary only with the level of goods and services we procure and is not due to a change in payment patterns or terms.

In future filings we will incorporate a more thorough discussion of these and other underlying drivers in accordance with Section IV.B.1 of SEC Release 34-48960

Item 8.	Financial Statements and Supplementary Data, page 37

Consolidated Statements of Operations, page 39

6. We note your presentation of revenue in three lines by software, maintenance, and services. We further note you only present your cost of revenue in two lines by software and maintenance and services. Tell us what consideration you gave to separately stating costs of revenue on the face of the consolidated statements of income related to each of the three classes of revenue presented. We refer you to Rule 5-03(b).2 of Regulation S-X. Indicate whether any one of the classes would have a larger contribution to gross margins in comparison to the other classes of revenue.

Response

In our Management’s Discussion and Analysis of Results of Operations, we discussed that the cost of maintenance and services revenue consists primarily of personnel, outside consultancy costs and other direct costs required to provide post-sales support, consulting and training services and other items impacting our cost structure. However, such costs are accounted for internally as a single cost pool and we do not track them separately or allocate them for management reporting purposes.

Consolidated Statements of Cash Flows, page 41.

7. We note the line item in your consolidated statements of cash flows of “Net Income (Loss), After Non-Cash Items.” The Staff believes that there should not be intermediate subtotals (labeled or unlabeled) in the operating cash flows section of the statement. Revise future filings accordingly.

Response

We will remove such intermediate subtotals in our future filings

Notes to Consolidated Financial Statements, page 43

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 43

Sales Commissions, page 44.

8. We note your disclosure that sales commissions are earned “typically upon the signing of the contract [and that] during periods of high growth and sales of new products relative to revenue in that period, the amount of sales commission expense attributable to the license agreement would be recognized fully.” Tell us about your commission agreements that fall outside the “typical” category. Further, please clarify all the material accounting estimates and assumptions that you make when accounting for your sales commission expense. Clarify when the commission is paid to the employee (in relation to the period the sales commission is expensed) and how these estimates and assumptions impact the amount paid. Clarify whether there are any instances that the accrual for sales commission is adjusted subsequent to the period that the expense has been recorded and how you account for such adjustments.

Response

Over 90% of our commission expense is based upon billings. The remaining amount is de minimus. We will change this disclosure in future filings by removing the word “typically.”

The accrual for commissions earned is determined by applying specific commission rates on eligible billings based on estimated performance against annual targets. The commissions earned are paid quarterly after completion of a detailed analysis of eligible billings and calculation of the commission expense in accordance with the related commission plans. Historically, differences in the commissions paid versus the amount accrued have not been significant and are accounted for as adjustments in commission expense in the period the change in estimate is made.

Note 4 – Goodwill and Other Intangible Assets, page 52

9. We note your $4.4M impairment charge recognized in 2007 due to a partial write down of the carrying values of certain trademarks and trade names. Tell us more about the facts and circumstances leading to the impairment and tell us what consideration you gave to providing this detail within your footnote disclosure as provided for in paragraph 46 to SFAS 142.

Response

We assess all of our intangible assets for possible impairment on a quarterly basis by identifying potential indicators of impairment. For developed technology and trademarks and trade names this process involves evaluating sales trends, future product plans, profitability and cash flows of those products associated with past acquisitions and making inquiries of management personnel. As a result of this interim testing, we impaired $177,000 of indefinite-lived trademarks associated with discontinued products, as disclosed in our June 2007 10-Q. We also perform an annual test by comparing the fair value of our intangible assets with their book value. The remaining impairment charge in 2007 of $4,259,000 was determined as part of our annual impairment testing and related to indefinite-lived trademarks associated with certain products.

We considered the guidelines of paragraph 46 of FAS 142 in preparing disclosures in Note 1 and Note 4 and in our Management’s Discussion and Analysis of Results of Operations. In future filings we will enhance our disclosure to address the guidelines of paragraph 46 in the “Goodwill and Other Intangible Assets” footnote.

Note 9 – Pensions and Other Employee Benefits, page 58

10. Tell us more about the “Net Gain” disclosed within your Other Comprehensive Income and indicate where this amount is presented in your consolidated statements of shareholders equity and comprehensive income (loss) on page 40.

Response

The “Net Gain” from changes in plan assets and benefit obligations of $2,421,000 is part of the “Total Recognized in Other Comprehensive Income” of $2,426,000. This amount, net of tax of $986,000, is disclosed as a “Pension Adjustment” totaling $1,440,000 in our consolidated statements of shareholder’ equity and comprehensive income (loss).

The Net Gain represents the change in the value of the projected benefit obligation resulting from actual compensation levels being lower than what were originally estimated.

Item 9A	Controls and Procedures, page 73.

Evaluation of Disclosure Controls and Procedures, page 73.

11. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information “required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response

We confirm that our officers concluded that our disclosures controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement filed April 17, 2008

Compensation Discussion and Analysis, page 14.

General

12. Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007. For example, we note minimal discussion and analysis of how the Committee determined specific equity award and special discretionary non-cash bonus amounts. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

2007 Compensation Decisions

Set forth below is an expanded analysis of the factors that led the Company to provide each particular level of compensation in 2007 in the areas of salary, bonus and equity awards. In determining elements of compensation, the Committee utilizes a mix of i) benchmarking against survey data available from companies of competitive size within the software market, ii) assessing business performance, iii) assessing individual performance and levels of responsibilities, and iv) well informed judgment. While the Committee understands the elements and levels of compensation, it does not adhere to any strict formulae, use tally sheets, or pre-determine an overall compensation number for its executives which it then spreads among the three substantive elements of compensation (salary, bonus, and equity) to achieve. The members of the Compensation Committee interact with the executive officers on a regular basis. Through this interaction, the members are able to assess strengths and weaknesses of the executive officers and accordingly, are better able to make decisions regarding executive officer compensation.

Base Salary:

Among the named executive officers, only Mr. Weyand has an employment agreement, and therefore only Mr. Weyand’s base salary is established as a matter of contract. Mr. Weyand’s current contract was entered into in November 2006, became effective February 2007, and is the result of a negotiated agreement. His current base salary of $575,000 went into effect in February 2007. The Committee determined this salary was appropriate because of market conditions and it wanted to retain and motivate Mr. Weyand. Mr. Weyand’s prior salary of $485,000 had been set in February 2005 by his earlier negotiated contract and had not increased during its two-year term.

With respect to the other executives, the Committee determined that Mr. Wienkoop and Mr. Mongelluzzo had performed at a very high level and approved an increase in their annual salaries, Mr. Wienkoop by $14,800 and Mr. Mongelluzzo by $10,000. These increases were based on input of the Chief Executive Officer and after determining the Company standard raise, reviewing job responsibilities, historic salary level, performance, competitive conditions and benchmarking against peer companies. Each member of the Committee also had interacted with these executives and had formed an opinion regarding their respective strong contributions. These salary increases were within the range of salary increases made throughout the Company. Mr. Auriemma and Mr. Gorrell both joined the Company during 2007 and therefore received no additional increases. Their initial base salary (as well as other elements of their respective compensation) was a function of industry benchmarking, their initial negotiation, the responsibilities they agreed to take on when joining the Company, their prior experience, competitive conditions and a concerted effort by the Committee to maintain appropriate compensation differentials among officers of the Company.

Bonus / Special Awards:

For fiscal year 2006, the Committee determined no bonus would be paid to executive officers. For fiscal year 2007, the Committee initially set revenue and operating profit goals as the basis for bonuses to executives, but by the second half of 2007, it was evident that the Company would not meet the bonus measures it had established to achieve minimum levels required for a bonus. However, the Company experienced strong performance in the second half of 2007. In particular, revenue for the fourth quarter 2007 increased compared to the prior year, and in addition, the Company entered into a long-term contract with a major customer in December 2007 (and the license revenue was recognized in 2008). Therefore, in February 2008, in the context of this strong performance in the second half of 2007, the Committee determined that each eligible participant in the 2007 bonus plan, including executives, should nevertheless receive a special one-time award to be paid in RSUs in an amount equal to 25% of the original 2007 target bonus. The Committee concluded that this award would positively impact future Company performance, employee morale and retention, and was an appropriate amount because it rewarded performance yet was not excessive in light of the Company’s performance for the whole year.

Equity Awards:

In determining grants of RSUs, options and other equity awards for each executive officer, the Committee seeks to align compensation for the executives, senior management and high-performance employees directly with the interests of the shareholders. The levels of awards are the result of benchmarking, independent compensation expert input, recommendations of our CEO and ultimately judgment and feedback by the Committee members. Historically, equity awards have included a mix of RSUs and non-qualified stock option awards. However, in 2007, the Committee determined that other than Mr. Weyand’s equity grants under his new agreement, it would award equity only in the form of stock options to current employees. Because the compensation expense of an RSU is significantly greater than the compensation expense of a stock option, the Committee determined that at a comparable expense it would provide considerably more equity to individuals by providing stock options to a larger population of employees thereby aligning their interests with those of the Stockholders. The Company had previously provided an RSU grant in October 2006.

Accordingly, in July 2007, Mr. Wienkoop received a grant of 160,000 stock options, while Mr. Mongelluzzo received a grant of 115,000 stock options. The Committee determined these grants to be appropriate for their high level of performance, their respective job responsibilities and were within the range of equity grants for comparable companies as presented by external market data. Mr. Auriemma received a grant of 15,000 stock options (he had previously received a grant of 175,000 stock options in April 2007 in conjunction with the commencement of his employment). Mr. Weyand received no additional stock options in July 2007 because he had previously received a mix of equity grants at the commencement of his new employment agreement which went into effect in February 2007.

Following the end of 2007, the Committee evaluated the Company’s license revenue against the criteria of the performance stock units granted in 2006. These performance stock units vest in three annual installments depending upon the satisfaction of the specified goals related to the Company’s license revenue growth in calendar years 2007, 2008 and 2009. Vesting in each year can be none, one-third, two-thirds or all of the eligible performance stock units for that year. Performance units that do not vest in the year they are of eligibility are forfeited. Following the close of 2007, the Committee evaluated the license revenue for the year, taking into account discontinued product lines and deferred license revenue including one significant license transaction executed but whose recognition was deferred until 2008. The Committee determined that only one-third of the performance units eligible in 2007 should vest and the other two-thirds would be forfeited.

13. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated or contemplated awards.

We design our compensation program to provide compensation that provides both a stable salary base and perquisites as well as an opportunity to share in the intermediate and long-term success of the Company. The three elements of an executive’s compensation package in total provides for short-term (salary), intermediate (annual bonus) and long-term compensation (equity, including stock options, RSUs and performance-based awards). The Committee believes this combination of compensation elements is the best way to attract and retain executives and to motivate and align them with the Company’s short and long term goals.

The starting point for executive compensation decisions is the executive’s current compensation package. Base salary is a function of an individual’s initial salary when they joined the Company as an executive and generally is increased only as a result of a promotion, significant increased responsibility, or because of annual raises. Raises are generally a function of the Company-wide annual raise with some differentiation for exceptional performance or an identified shortfall. Bonus opportunity has been established by level with little variation, and bonus payout is a function of Company performance, with flexibility for individual performance. Finally, equity grants are made with based on performance, tenure, and benchmarking. For executives other than Mr. Weyand, these grants are influenced by Mr. Weyand’s input.

While the Committee does not maintain tally sheets, the Committee frequently reviews the overall compensation package of each executive for which these elements are all considered as an overall compensation package, although each element is arrived at separately. When an executive is initially hired or, as in the case of Mr. Weyand, where an employment agreement is negotiated, all compensation elements are addressed at one time. However, for current executives, salary increase, bonus determination and equity grants are typically not determined simultaneously, though usually all elements are considered during the first half of the year. The Committee is aware of all elements of compensation but does not target an overall compensation expense for each executive when determining each element of compensation. When reviewing executive compensation, the Committee reviews a report from our outside consultants, Pearl Meyer & Partners, that addresses salary, bonus opportunity and equity grants.

We provide short-term compensation such as salary to provide a stable compensation base; we provide intermediate-term compensation such as bonus to reward Company performance over the prior year and we provide long-term compensation such as stock options, RSUs and performance awards to provide incentives for long-term performance, in particular the growth in the stock price. The Committee does not typically use different criteria to determine the form of equity grants (options, restricted or performance stock) for the general employee population, separate from the form of equity awards for upper management. Instead, the Committee determines the form of equity awards for Company grants and then determines the number of awards for executives based on input of the CEO, data from consultants, performance and tenure. An exception to this approach has been CEO compensation, in which case Mr. Weyand’s compensation is established by a negotiated agreement, and has included specially developed performance metrics.

For 2007, Mr. Auriemma did not receive a mid-year raise and received a much smaller equity grant because he had commenced employment in April, 2007. Conversely Mr. Wienkoop and Mr. Mongelluzzo received raises generally comparable to the percent raises given to employees and received equity grants (stock options) at a level consistent with past practice, and at a level the Committee determined would incentivize long-term performance and retain and reward those key performers.

14. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in (i) the compensation paid in fiscal 2006 to Mr. Weyand compared to your other named executive officers and (ii) equity awards made in fiscal 2007 to Mr. Weyand compared to your other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individual basis.

(i) 2006 Compensation

In 2006, the Company recognized significantly higher compensation expense for Mr. Weyand, our Chairman and Chief Executive Officer, than for any other executive officer. This differential was primarily attributable to equity grants awarded in February 2005 in connection with his hiring than to any other factor. Mr. Weyand’s $485,000 salary was higher, but competitively in range for a CEO, when compared to the 2006 salary of Mr. Wienkoop ($360,039) Mr. Laskey ($310,000) and Mr. Mongelluzzo ($300,000). Mr. Weyand’s initial two year employment agreement was near the end of its term as of November 2006 and in conjunction with the execution of a replacement agreement, the Company agreed to a negotiated $100,000 bonus which was paid in December 2006. The Committee determined that the salary increase, bonus and equity awards were necessary to retain and motivate Mr. Weyand. Following completion of 2006 and a review of financials, the Committee ultimately determined that no executive would receive a bonus for 2006. Mr. Weyand likewise did not receive a bonus for 2006 performance.

The largest discrepancy in compensation in 2006 for Mr. Weyand and the other named executive officers relates to the expensing of Mr. Weyand’s new hire incentive awards. All of these awards were granted when Mr. Weyand negotiated his original agreement with the Company in February 2005, a time when the Company was undergoing considerable change and needed an experienced executive to take control of, and provide direction to, the Company. At that time, under Mr. Weyand’s direction, a new management team was being established to face unprecedented challenges for the Company, including (i) the work in connection with the audit of the Company’s financial statements for the year ended December 31, 2003 whereby KPMG LLP questioned the accounting in 2002 for stock options and which ultimately led to the dismissal on April 24, 2005, of KPMG LLP as the Company’s independent public accountants, (ii) an independent review conducted by the Audit Committee of the Board of Directors of certain matters regarding, among other things, the timing of the recognition of revenue, (iii) the Company’s decision to restate its financial statements, and (iv) the SEC investigation that followed the start of the restatement process. Mr. Weyand’s equity awards under his initial 2005 negotiated employment agreement included: i) 450,000 stock options, ii) 200,000 RSUs, and iii) 100,000 performance stock awards. As a condition to receiving the restricted stock units, Mr. Weyand had to purchase an additional 50,000 restricted shares at market price. The stock options, RSUs and performance stock grants all vested (assuming performance conditions were met) over two years, thereby accelerating the expense realized by the Company for the equity grants as compared to the other named executive officers whose stock options vested over a four-year period.

(ii) Equity Award in 2007.

In fiscal year 2007, Mr. Weyand received additional equity grants pursuant to the terms of his new employment agreement. The extent of such grants was again the result of a negotiation between Mr. Weyand and the Compensation Committee. A considerable portion of these grants (150,000 performance share units), were performance-related and were based on operating profit for a two-year period ending December 31, 2008. The targets were set as stretch goals. Therefore, while no other executive received such a grant, the likelihood of vesting, and therefore the projected expense to the Company was small. Mr. Weyand’s stock option grant of 150,000 (which cliff vests at the end of the vesting period on February 2011, and thus no portion vests annually as with the other named executive officers) and the 50,000 RSU grant were also a negotiated component of his new agreement.

15. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

The Executive Vice President of Human Resources coordinates a performance review of the executive officers in conjunction with the input of the CEO on an annual basis. This process which takes place during the first few months of the year involves identifying strengths and weaknesses of each executive as well as a review of performance objectives achieved. Each executive officer has unique performance objectives related to their areas of responsibility. Objectives include cost controls, partner relationships and specific deliverables, both internal (such as IT projects or certain reports) to external (such as revenue objectives or product development deliveries).

The Compensation Committee through dialogue and at times written material familiarize themselves with the performance objectives and satisfaction of these objectives as well as overall performance. Ultimately, performance is a factor in establishing raises, determining justification for any deviation from the standard corporate bonus and the size of any equity awards. However, because Company performance is a shared factor in the compensation discussion of all executives, differentiation among members of the executive team is less pronounced.

16. Please elaborate on the role of Mr. Weyand in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation.

The Executive Vice President of Human Resources serves as the primary executive contact with the Compensation Committee. The Compensation Committee makes all final compensation decisions regarding our Chief Executive Officer, the other named executive officers, and certain other high ranking employees. In making determinations regarding compensation for other named executive officers, the Compensation Committee considers the recommendation and the input received from its compensation consultant. As in prior years, early in 2007, the Committee engaged Pearl Meyer & Partners to analyze our executive and senior management compensation.

To assist in its deliberations, Mr. Weyand, as the Chief Executive Officer in concert with the Executive Vice President of Human Resources, also provides the Compensation Committee an evaluation of and compensation input for the other named executive officers and other employees (including each material element of their compensation), but does not participate at all in deliberations on his own compensation. The Executive Vice President of Human Resources works with Mr. Weyand in evaluating the compensation for the other named executives and provides feedback to the Committee accordingly. With respect to performance targets for performance stock awards (the 2006 grant) and bonus targets, Mr. Weyand does provide input and perspective to the Committee which the Committee considers in establishing such targets.

Mr. Weyand has, however, participated in the negotiations associated with his own employment agreements.

The Committee meets regularly outside of the presence of management to discuss compensation decisions and matters relating to the design of compensation programs, and at times, confers with the whole Board in executive session.

17. With respect to amounts awarded under your 2006 Performance Incentive Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2(v) and (vi) of Item 402 of Regulation S-K.

In October 2006, the Committee approved the award of performance stock units to Mr. Wienkoop, Mr. Mongelluzzo and Mr. Laskey, our then serving Chief Financial Officer, upper management employees and top performing employees. The performance stock units were eligible for vesting following three independent measurement periods; fiscal year 2007, 2008, and 2009. One-third of each award was eligible for vesting following each measurement period. Awards could vest for each measurement period in increments of one-third, two-thirds or all eligible units. Eligible performance units that do not vest are forfeited and cannot be carried forward to another measurement period. The sole performance criteria for vesting during each measurement period is license revenue growth compared to the prior year, which the Committee determined to be critical to the success of the Company. This criteria is uniform for all performance stock grants made in October 2006, regardless of the recipient. There is no individual criteria for these awards.

Following the close of 2007, the Committee evaluated the license revenue for the year, taking into account the effect of discontinued and divested product lines as well as license transactions executed but recognition of which was deferred. In particular a substantial license transaction was entered into at the end of 2006 but recognition was deferred until 2007. This transaction was considered by the Committee. The Committee determined that only one-third of the performance units eligible in 2007 would vest and the other two-thirds would be forfeited.

Certain Relationships and related Transactions, page 32

18. Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of regulation S-K.

We note your comment that future filings should include a discussion of our policies and procedures for the review, approval or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. We will include such discussion in our future filing.

We hereby acknowledge the following:

1.	That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your request. Do not hesitate to contact me at (714) 444-5121 should you need any additional information on this matter.

Sincerely Yours,

/s/ William J. Weyand
William J. Weyand
Chief Executive Officer